GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JANUARY 31, 1996




NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

       Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

       The following dividends per share were paid during the
period indicated:
                                   Three Months Ended
                                       January 31,
                                    1996        1995
             Class A Common Stock   $.24        $.22
             Class B Common Stock   $.35        $.32

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

       Net income per share was calculated using the following number of shares for the period presented:

       Class A Common Stock  - 10,873,172 shares
       Class B Common Stock  - 12,081,793 shares


NOTE 4 - INVENTORIES

       Inventories are comprised principally of raw materials.


NOTE 5 - TREASURY SHARES ACQUIRED

       Effective November 6, 1995, Macauley & Company (the Partnership) in which the Company was a limited partner, was liquidated. Prior to the liquidation, the Partnership held Class B Common Stock (2,400,000 shares) of the Company. Upon liquidation, the Company received 1,200,000 shares of the Class B Common Stock. The Company recorded the liquidation by crediting interest in partnership and charging an equal amount to treasury stock.


               MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

       Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 3-month periods ended January 31, 1996 and January 31, 1995.

       Net sales decreased 6% during the current quarter compared to the previous period. This decrease was primarily the result of decreases in the containerboard segment, which was significantly affected by lower prices of the products in this segment.

       The gain on sales of timber and timber properties decreased due to the sale of timber properties to the U.S. Forest
Service and more salvage timber sales in the prior year.

       The cost of products sold as a percentage of sales increased slightly as compared to the prior year. This increase is primarily the result of lower net sales of the containerboard segment as compared to the previous period.

Liquidity and Capital Resources

       As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1995 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

       As discussed in the 1995 Annual Report, the Company is subject to the economic conditions of its customers. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

       The current ratio as of January 31, 1996 is an indication of the continuation of the Company's strong liquidity.

       The reduction in trade accounts receivable since year-end is due to lower sales during the first quarter of fiscal 1996 compared to the fourth quarter of fiscal 1995. Likewise, the inventory and accounts payable balances are lower due to the lower sales.

       The increase in buildings is the result of completing a manufacturing plant in Mason, Michigan. This increase was partially offset by a reduction in construction in progress.

       Capital expenditures were $12,375,000 during the three months ended January 31, 1996. These capital expenditures were principally needed to replace and improve equipment.

       The Company has approved future purchases, primarily for equipment, of approximately $43 million. Self-financing and low interest rate borrowing has been the primary source for financing such capital expenditures.

       Effective February 1, 1996, the Company acquired Decatur
Container Corporation, a manufacturer of corrugated boxes and other related items, located in Decatur, Illinois. This acquisition will add approximately $8 million to annual sales.


PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS

       There are no material pending legal proceedings.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       (a.) The Company held its Annual Meeting of Stockholders on
            February 26, 1996.

       (b.) At the Annual Meeting of Stockholders, the following nominees were elected:

                   Charles R. Chandler
                   Michael H. Dempsey
                   Naomi C. Dempsey
                   Michael J. Gasser
                   Daniel J. Gunsett
                   Allan Hull
                   Robert C. Macauley
                   William B. Sparks, Jr.
                   J Maurice Struchen

       (c.) At the Annual Meeting of Stockholders, the adoption of a proposed amendment to the Greif Bros. Corporation By-laws was approved by the stockholders, increasing the number of directors from seven to nine. The inspectors of election certified the following vote tabulations:

                For                       11,130,648
                Against                      100,182

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

       (a.) Exhibits.
            None.

       (b.) Reports on Form 8-K.
            No events occurred requiring Form 8-K to be filed.


                          OTHER COMMENTS

       The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of January 31, 1996, the consolidated statement of income for the 3-month periods ended January 31, 1996 and 1995, and the consolidated statement of cash flows for the 3-month periods then ended.
These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by independent certified public accountants.




                            SIGNATURES


       Pursuant to the requirements of the Securities Exchange
Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Greif Bros. Corporation

                                                  (Registrant)





Date       March 8, 1996
                                            John K. Dieker
                                            Controller